Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS UNAUDITED FIRST HALF 2025 FINANCIAL RESULTS

Hong Kong – August 18, 2025 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported unaudited financial results for the six months ended June 30, 2025.

Balance Sheet Highlights at June 30, 2025*

•	$5.5 million in cash and cash equivalents, compared to $5.7 million at December 31, 2024.
•	$5.4 million in working capital, compared to $5.6 million at December 31, 2024.
•	Book value per share of $0.42, compared to $0.43 at December 31, 2024.

* Balance Sheet highlights amounts are presented in U.S. dollars ($) based on a conversion rate of $1.0: HK$7.8, while financial tables/amounts at the end of this release are in Hong Kong dollars (HK$).

Recent Developments

As announced in April 2025, the Company has applied for the liquidation of its BVI-incorporated subsidiaries: Viewmount Development Limited, Sun Ngai Spraying and Silk Print Co. Ltd., and Sun Terrace Industries Ltd. While the liquidation of these assets is still ongoing, once completed, Plastec Technologies, Ltd., will no longer have any subsidiaries.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We continued to maintain a lean corporate structure throughout the period. We are actively working to finalize the application process and complete the liquidation of non-core assets, an effort which reflects our commitment to monetizing assets that no longer align with our long-term strategic direction. At the same time, our clean balance sheet remains a key strength, providing us with the financial flexibility and resilience needed to pursue new opportunities as they arise.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610 / azhang@theequitygroup.com

Lena Cati, Senior Vice President

(212) 836-9611 / lcati@theequitygroup.com

Plastec Technologies, Ltd. August 18, 2025	Page 2

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

(LOSS)/INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the six months ended June 30,
	2025		2024
	HK$		HK$
Revenues		-		-

Operating expenses, net
General and administrative expenses		(2,074)		(1,937)
Total operating expenses, net		(2,074)		(1,937)

Loss from operations		(2,074)		(1,937)

Interest income		892		2,525
(Loss)/income before income tax expense		(1,182)		588

Income tax expense		-		(524)
Net (loss)/income and comprehensive (loss)/income attributable to the Company’s shareholders		(1,182)		64

Net (loss)/income per share:

Weighted average number of ordinary shares		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128

Basic net (loss)/income per share attributable to the Company’s shareholders	HK$	(0.091)	HK$	0.005

Diluted net (loss)/income per share attributable to the Company’s shareholders	HK$	(0.091)	HK$	0.005

Plastec Technologies, Ltd. August 18, 2025	Page 3

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2025	2024
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	42,798	44,171
Deposits, prepayment and other receivables	225	-
Total current assets	43,023	44,171

Total assets	43,023	44,171

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liability
Other payables and accruals	572	538
Total current liability	572	538

Total liability	572	538

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	16,331	17,513
Total shareholders’ equity	42,451	43,633

Total liability and shareholders’ equity	43,023	44,171

Plastec Technologies, Ltd. August 18, 2025	Page 4

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the six months ended June 30,
	2025	2024
	HK$	HK$
Operating activities
Net (loss)/income	(1,182)	64

Adjustments to reconcile net (loss)/income to net cash used in /provided by operating activities:
Depreciation and amortization	-	36
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(225)	(749)
Other payables and accruals	34	(735)
Tax payables	-	523
Net cash used in operating activities	(1,373)	(861)

Investing activity
Purchase of plant and machinery	-	(370)
Net cash used in investing activity	-	(370)

Net decrease in cash and cash equivalents	(1,373)	(1,231)

Cash and cash equivalents, beginning of period	44,171	96,303
Cash and cash equivalents, end of period	42,798	95,072

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Interest received	892	2,525